NEWS RELEASE

Attn: Business Editors

Norbord Appoints New Director

TORONTO, ONTARIO (March 8, 2007) – Norbord Inc. is pleased to announce the appointment of Mr. Neville W. Kirchmann to its Board of Directors.

Mr. Kirchmann is President of Kirchmann Holdings Inc., a private investment company. He was previously President and CEO of Coca-Cola Canada and Coca-Cola Southern Africa. Currently, Mr. Kirchmann is Chair of the Princess Margaret Hospital Foundation.

"We are pleased to welcome Mr. Kirchmann to Norbord," said Barrie Shineton, Norbord President and CEO. "Mr. Kirchmann’s governance and financial expertise will be a valuable addition to our Board."

In addition to his role on the Board, Mr. Kirchmann will serve on the Audit; Corporate Governance and Nominating; Environment, Health and Safety; and Human Resources committees.

Norbord Inc. is an international producer of wood-based panels and is a publicly traded company listed on the TSX under the symbol NBD.

-end-

Contact:

Anita Veel
Director, Corporate Affairs
(416) 643-8838
anita.veel@norbord.com

This news release contains forward-looking statements, as defined in applicable legislation. The word "will" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include general economic conditions and other risks and factors described from time to time in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Caution Regarding Forward-Looking Information" statement in the March 1, 2006 Annual Information Form and the cautionary statement contained in the "Forward-Looking Statements" section of the 2006 Management’s Discussion and Analysis dated January 31, 2007.

Norbord Inc.	Telephone Number:
Suite 600	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4